August 26, 2009

Mail Stop 3561

Paul R. Lovejoy
Senior Vice President, General Counsel and Secretary
UAL Corporation
77 W. Wacker Drive
Chicago, IL 60601

RE: UAL Corporation
File No. 001-06033
Form 8-K: Filed July 28, 2009

Dear Mr. Lovejoy:

     We have completed our review of your Form 8-K and have no further comments at this time.

               Sincerely,

               Patrick Kuhn
               Staff Accountant